              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                              ON FEBRUARY 7, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                     UNDER THE TRUST INDENTURE ACT OF 1939

                            ------------------------

                               CHEMED CORPORATION
                              CHEMED CAPITAL TRUST
                              (NAME OF APPLICANT)

                             255 EAST FIFTH STREET
                               2600 CHEMED CENTER
                          CINCINNATI, OHIO 45202-4726
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

          SECURITIES TO BE ISSUED UNDER THE INDENTURES TO BE QUALIFIED


TITLE OF CLASS                                                  AMOUNT
--------------                                                  ------
JUNIOR SUBORDINATED DEBENTURES OF CHEMED CORPORATION........  $55,670,112
CONVERTIBLE TRUST PREFERRED SECURITIES OF CHEMED CAPITAL      $54,000,000
  TRUST.....................................................
GUARANTEE OF CONVERTIBLE TRUST PREFERRED SECURITIES OF        $54,000,000
  CHEMED CAPITAL TRUST......................................


     Approximate date of proposed public offering: As soon as practicable after filing this application for Qualification.

     Name and Address of Agent for service:

NAOMI C. DALLOB                        WITH COPIES TO:
VICE PRESIDENT AND SECRETARY           ROBERT ROSENMAN, ESQ.
2600 CHEMED CENTER                     CRAVATH, SWAINE & MOORE
255 EAST FIFTH STREET                  825 EIGHTH AVENUE
CINCINNATI, OHIO 45202-4726            NEW YORK, NEW YORK 10019
(513) 762-6900                         (212) 474-1000




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





     This amendment amends Amendment No. 1 to the Application for Qualification of Indentures under the Trust Indenture Act of 1939 filed by Chemed Corporation and Chemed Capital Trust on January 12, 2000 (the "Form T-3") by removing the amending language on the cover page of the Form T-3.





ITEM 7.  CAPITALIZATION.


     Item 7 is hereby amended as follows:


     (a) Furnish the following information as to each authorized class of securities of the Applicants.

     As of December 20, 1999, the Company had the following authorized class of securities:

                                                                AMOUNT        AMOUNT
TITLE OF CLASS                                                AUTHORIZED    OUTSTANDING
--------------                                                ----------    -----------
Capital Stock, par value $1 per share.......................  15,000,000    10,398,781

     Upon the consummation of the Exchange Offer, the Company will have the following additional authorized classes of securities:


                                                                AMOUNT                AMOUNT
TITLE OF CLASS                                                AUTHORIZED            OUTSTANDING
--------------                                                ----------            -----------
Convertible Junior Subordinated Debentures due                                          --
  2030..............................................         $55,670,112
                                                      aggregate principal amount
Guarantee of Convertible Trust Preferred Securities                                     --
of Chemed Capital Trust.............................         $54,000,000


     Upon the consummation of the Exchange Offer, the Trust will have the following authorized classes of securities:

                                                                AMOUNT        AMOUNT
TITLE OF CLASS                                                AUTHORIZED    OUTSTANDING
--------------                                                ----------    -----------
Convertible Common Securities...............................     61,856         --
Convertible Trust Preferred Securities......................  2,000,000         --

     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     The holders of the Capital Stock are entitled to one vote for each Share on all matters on which the holders of Capital Stock are entitled to vote and do not have any cumulative voting rights. The Junior Subordinated Debentures, the Guarantee and the Convertible Common Securities do not have any voting rights.

     Holders of Preferred Securities do not have any voting rights in the Company although they may appoint the Special Trustee of the Trust upon the occurrence of certain events described in the Declaration.

     Without the consent of each holder of Securities (as defined in the Declaration), the Declaration may not be amended to (i) change the amount or timing of any Distribution on the Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Securities of a specified date or (ii) restrict the right of a holder of Securities to institute suit for the enforcement of any such payment on or after such date.

     The Declaration may be amended by the Trustees and the Company with (i) the consent of holders representing not less than a majority in liquidation amount of the outstanding Preferred Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect the Trust's status as a grantor trust for United States federal income tax purposes or the Trust's exemption from status as an "investment company" under the Investment Company Act.







                                     * * *

     Contents of application for qualification. This application for qualification comprises --


     (a) Pages numbered 1 to 5, consecutively.

     (b) The statement of eligibility and qualification of each trustee under the Declaration, the Indenture and the Guarantee to be qualified (previously filed).

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee (all of the following exhibits have been previously filed).


        Exhibit T3A    Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Annual Report on
                       Form 10-K for the year ended December 31, 1998 (SEC File No.
                       1-8351).*
        Exhibit T3B    By-Laws of the Company, incorporated by reference to Exhibit
                       3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 (SEC File No. 1-8351).*
        Exhibit T3C.1  Declaration of Trust dated as of December 21, 1999, of the
                       Trust.+
        Exhibit T3C.2  Amended and Restated Declaration of Trust dated as of
                       February 7, 2000, of the Trust.
        Exhibit T3C.3  Indenture between Chemed Corporation and Firstar
                       Bank, N.A., as Debenture Trustee, dated as of
                       February 7, 2000.
        Exhibit T3C.4  Guarantee Agreement between Chemed Corporation and
                       First Union Trust Company, N.A., as Guarantee Trustee, dated as of February 7, 2000.
        Exhibit T3E.1  Offering Circular dated December 23, 1999.+
        Exhibit T3E.2  Letter of Transmittal (together with Guidelines for
                       Certification of Taxpayer Identification Number on
                       Substitute Form W-9).+
        Exhibit T3E.3  Notice of Guaranteed Delivery.+
        Exhibit T3E.4  Press Release dated December 23, 1999.+
        Exhibit T3E.5  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Nominees.+
        Exhibit T3E.6  Form of Letter from Brokers, Dealers, Commercial Banks,
                       Trust Companies and Other Nominees to their clients.+
        Exhibit T3E.7  Press Release dated January 25, 2000.
        Exhibit T3E.8  Press Release dated February 1, 2000.
        Exhibit T3E.9  Press Release dated February 7, 2000.
        Exhibit T3F    The cross reference sheet showing the location in the
                       Indenture of the provisions inserted therein pursuant to
                       Section 310 through 318(a), inclusive, of the Trust
                       Indenture Act, is contained in the Form of Indenture between
                       Chemed Corporation and Firstar Bank, N.A., as Debenture
                       Trustee, dated as of January --, 1999, which is filed as
                       Exhibit T3C.3.+
        Exhibit 99.1   Form T-1, Statement of Eligibility and Qualification on Form
                       T-1 of Firstar Bank, N.A., as Property Trustee, Debenture
                       Trustee and Guarantee Trustee.+
        Exhibit 99.2   Form T-1, Statement of Eligibility and Qualification on Form
                       T-1 of First Union Trust Company, N.A., as Delaware Trustee.+


-------------------
* Incorporated by reference
+ Previously filed

                                   SIGNATURE


     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicants, Chemed Corporation, a corporation organized and existing under the laws of Delaware, and Chemed Capital Trust, a statutory business trust organized under the laws of Delaware, have duly caused this amendment to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Cincinnati, in the State of Ohio, on the 7th day of February, 2000.


(SEAL)
                                          CHEMED CORPORATION

                                          By: /s/ NAOMI C. DALLOB
                                            ------------------------------------
                                          Name: Naomi C. Dallob
                                          Title:  Vice President and Secretary


                                          CHEMED CAPITAL TRUST
                                          By: Chemed Corporation
                                          as sponsor

                                          By: /s/ NAOMI C. DALLOB
                                            ------------------------------------
                                          Name: Naomi C. Dallob
                                          Title:  Vice President and Secretary